July 7, 2021

VIA EDGAR

Dale Welcome, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BIMI International Medical Inc. Registration Statement on Form S-1 File No. 333-257479

Dear Mr. Welcome:

The undersigned, on behalf of BIMI International Medical Inc.. (“BIMI”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on Friday, July 9, 2021, or as soon thereafter as possible.

Management of BIMI is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours,

/s/ Tiewei Song
Tiewei Song Chief Executive Officer